Exhibit 99.1

Brera Holdings Exploring Additional Professional Teams to Execute Its Innovative “Social Impact Sports” Business Model Alongside Football

Football remains Brera’s core business, but the Brera brand and principles may soon find themselves aligned with other qualified men’s and women’s teams

NEW YORK, DUBLIN and MILAN, May 23, 2023 (GLOBE NEWSWIRE) -- Brera Holdings PLC ("Brera Holdings" or the "Company", Nasdaq: BREA) announced that it plans to expand its acquisition strategy to include other team and individual sports, in addition to football, which will remain its core business. This strategy may include the outright acquisition of men’s or women’s clubs or teams or simply the management or sponsorship of such clubs or teams in order to accelerate the development of their sports activity.

The Company expects this will mainly be accomplished through Brera rebranding, but the Company also intends to set up a division that will work on the re-empowerment of established clubs while maintaining their original brand.

“Football remains our core business, but we want to build a system capable of exploring advantageous opportunities in all sports. Our teams will continue to play in several countries from different continents carrying our brand and our principles,” says Brera Holdings CEO, Sergio Scalpelli.

ABOUT BRERA HOLDINGS PLC:

Brera Holdings PLC is a Nasdaq-listed (Stock Ticker: BREA) Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football and sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene, a team admitted to the Second Division Championship in Mozambique, a country of nearly 32 million people. In April 2023, the Company completed its 90%-acquisition of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country which has the right to participate in two major UEFA competitions. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com